UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 31, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tekmira Pharmaceuticals Corporation

File No. 001-34949 - CF#32499

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Tekmira Pharmaceuticals Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 6, 2015, as amended on July 15, 2015.

Based on representations by Tekmira Pharmaceuticals Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through May 6, 2025
Exhibit 10.2	through May 6, 2025
Exhibit 10.3	through May 6, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary